

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Alex Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Co
621 S. Virgil Avenue #470
Los Angeles, CA 90005

> **Re: Hi-Great Group Holding Co**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 22, 2020**
> **File No. 024-11216**

Dear Mr. Yang:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed June 22, 2020

Transactions with Related Persons, page 33

1.   We note your response to comment 6. Please revise the disclosure to address the exclusive license to market and distribute SellaCare, Inc. and the loan with Sellacare America, Inc. as disclosed on page F-16. In this regard, please also revise to state the amount of the related person's interest in the land/ground lease with Sella Property, LLC and the license to market and distribute SellaCare, Inc.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction